UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 8-A

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FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

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THINK PARTNERSHIP INC.

(Exact name of registrant as specified in its charter)

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Nevada	001-32442	87-0450450
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

15550 Lightwave Drive

Suite 300

Clearwater, Florida 33760
(Address of Principal Executive Offices)

Securities to be registered to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The American Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☐

Securities Act registration statement file number to which this form relates:  Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:  None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.

Description of Registrant’s Securities to be Registered.

Adoption of Rights Plan.  On February 14, 2008 the Board of Directors of Think Partnership Inc. d/b/a Kowabunga!® Inc. (the “Company”) adopted a shareholder rights plan, as set forth in the Shareholder Rights Agreement, dated February 14, 2008, between the Company and Colonial Stock Transfer Company, Inc., as Rights Agent (the “Rights Agreement”). The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which was attached as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 15, 2008 and is incorporated herein by reference.

Rights Dividend.  Pursuant to the terms of the Rights Agreement, on February 14, 2008, the Company’s board of directors authorized and declared a dividend distribution of one Right (each, a “Right”) for each outstanding share of Common Stock of the Company (the “Common Stock”).  The distribution is payable to stockholders of record at the close of business on February 29, 2008 (the “Record Date”), and is likewise payable with respect to each share of Common Stock of the Company that shall become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are defined below or in the Rights Agreement).  Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share (a “Unit”) of Series B Junior Participating Preferred Stock (the Preferred Stock”) at a Purchase Price of $16.74 per Unit, subject to adjustment.

Rights Attach to Common Shares until a Distribution Date.  Initially, and until the occurrence of a Distribution Date, the Rights shall attach to the stock certificates of all outstanding shares of Common Stock and no separate Rights Certificate will be issued.  Until the occurrence of a Distribution Date, the Rights are non-exercisable and nontransferable; the Rights may not be transferred separately from the Common Stock and any transfer of Common Stock will also constitute a transfer of the Rights.  Until a Right is exercised, the holder of a Right shall not have the right to vote or to receive dividends.

Distribution of Rights.  Shortly following the Distribution Date, each stockholder of record will receive by mail a separate certificate evidencing the Rights of the respective stockholder.  The “Distribution Date” will occur on the earlier of two events: ten days following (i) a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has, subject to certain exceptions, acquired or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Common Stock of the Company, or in the case of an Adverse Person, beneficial ownership of 12% or more of the outstanding shares of the Common Stock of the Company (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Company, or (ii) the commencement of, or public announcement of an intention to make, a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock.

Right to Purchase Stock.  If a person or group acquires, or obtains the right to acquire, 15% or more of the outstanding Common Stock of the Company, or in the case of an Adverse Person, 12% or more of the outstanding Common Stock of the Company (and thereby becomes an Acquiring Person), each holder of a Right (except those held by the Acquiring Person and its Affiliates and Associates) will have the right to purchase, upon exercise, Preferred Stock of the Company having a value equal to two times the exercise price of the Right.

If, at any time after the Stock Acquisition Date, the Company is involved in a merger or other business combination in which (i) the Company is not the surviving corporation (except for a merger that results from an offer for all the outstanding Common Stock of the Company, which offer the Company’s board of directors deems fair and in the best interest of the Company and its stockholders), or (ii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, then each holder of a Right (except holders of Rights which have previously been voided) will have the right to receive, after the exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Expiration, Exchange and Redemption.  The Rights cannot be exercised until the Distribution Date and will expire at the Close of Business on February 29, 2018 (the “Final Expiration Date”) unless earlier redeemed or exchanged by the Company as described below. At any time after an individual or group becomes an Acquiring Person and before the Acquiring Person, alone or with its Affiliates and Associates, obtains 50% or more of the outstanding Common

Stock of the Company, the board of directors may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio (subject to adjustment) equal to that number obtained by dividing the Purchase Price by the then Current Per Share Market Price per Unit of Preferred Stock on the earlier of (i) the date on which any Person becomes an Acquiring Person and (ii) the date on which a tender or exchange offer has been made by any Person (subject to the exceptions provided for in the Rights Agreement).

At any time until 10 days following the Stock Acquisition Date, the board of directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the board).  The Rights will terminate immediately upon an action of the board ordering redemption of the Rights, and the only right remaining available to the holder will be to receive the $0.001 redemption price.

Amendments.  Prior to the Stock Acquisition Date, the board of directors, without the approval of any holders of Rights, may supplement or amend any of the provisions of the Rights Agreement.  After the Stock Acquisition Date, however, the board of directors may only amend the Rights Agreement (as long as the Rights are redeemable) in order to (i) cure any ambiguity, (ii) correct or supplement any defective or inconsistent provision, (iii) shorten or lengthen any time period under the Rights Agreement, or (iv) to change or supplement any provision under the Rights Agreement so long as it does not adversely affect the interests of the Rights holders.

Miscellaneous.  The certificate of designations establishing the Preferred Stock and the form of Right Certificate were attached as Exhibits 3.1 and 4.1, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on February 15, 2008. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is incorporated herein by reference.

Item 2.

Exhibits.

The Company hereby incorporates by reference herein the following exhibits to the Current Report on Form 8-K filed with the SEC on February 15, 2008.

Exhibit Number	Description
3.1	Certificate of Designation of Series B Junior Participating Preferred Stock of Think Partnership Inc. (1)
4.1	Shareholder Rights Agreement, dated as of February 14, 2008 between Think Partnership Inc. and Colonial Stock Transfer Company, Inc., as Rights Agent. (2)

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(1)

Filed as Exhibit A to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 15, 2008.

(2)

Filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 15, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 29, 2008		THINK PARTNERSHIP INC.

	By:	/s/ Vaughn W. Duff
	Name:	Vaughn W. Duff
	Title:	Secretary and General Counsel

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